RADA Raises $12.5 million from

Leading Israeli Institutional Investors

NETANYA, Israel, November 28, 2018 — RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced that it has received and accepted offers from two leading Israeli institutional investors, Psagot and The Phoenix Insurance Company, to purchase 4,545,454 ordinary shares of the Company stock for expected gross proceeds of $12.5 million. In addition, RADA’s major shareholder, DBSI, agreed to invest an additional $1.5 million, subject to shareholder approval.

The offering is expected to close on or about November 28, 2018, subject to customary closing conditions. RADA intends to use the net proceeds from this offering for general corporate purposes including working capital.

Barak Capital Underwriting is acting as sole placement agent for the offering in Israel.

The securities described above are being offered by RADA pursuant to a registration statement on Form F-3 (File No. 333-226845) that was declared effective by the Securities and Exchange Commission (SEC) on August 21, 2018. A final prospectus supplement and an accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s web site at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Avi Israel, CFO Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com